SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 17, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

ANNOUNCEMENT

Pursuant to the terms and for the purposes of subparagraph a) of no.1 of article 9 of the Portuguese Securities Market Commission Regulation no. 11/2000, Portugal Telecom, SGPS, S.A. (“PT”) announces that, according with the program of own shares acquisition approved at the AGM held on April 4, 2003, acquired on the Euronext Lisbon Stock Exchange a total of 625,000 PT shares, equivalent to 0.05% of its share capital, as follows:

Acquisition of 525,000 PT Shares on October 16, 2003:

  81,513 PT shares at Euro 7.15 per share;

  137,325 PT shares at Euro 7.16 per share;

  67,685 PT shares at Euro 7.17 per share;

  142,805 PT shares at Euro 7.18 per share;

  20,660 PT shares at Euro 7.19 per share;

  55,103 PT shares at Euro 7.20 per share;

  8,903 PT shares at Euro 7.21 per share;

  7,069 PT shares at Euro 7.23 per share;

  3,937 PT shares at Euro 7.24 per share;

Acquisition of 100,000 PT Shares on October 17, 2003:

  6,919 PT shares at Euro 7.14 per share;

  51,117 PT shares at Euro 7.15 per share;

  24,883 PT shares at Euro 7.16 per share;

  17,081 PT shares at Euro 7.16 per share;

Additionally, we inform that after these acquisitions PT holds 12,565,449 of its own shares, equivalent to 1.002% of its share capital.

Lisbon, October 17, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.